SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2008

Commission File Number: 001-33340

TONGJITANG CHINESE MEDICINES COMPANY

5th Floor, Block B

Baiying Medical Device Park

Nanhai Avenue South, Nanshan District

Shenzhen, 518067 Guangdong Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

TONGJITANG CHINESE MEDICINES COMPANY

Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tongjitang Chinese Medicines Company

By:	/s/ Xiaochun WANG
Name:	Xiaochun WANG
Title:	Chairman and Chief Executive Officer

Date: August 18, 2008

Exhibit 99.1

Tongjitang Chinese Medicines Company Announces

Second Quarter 2008 Financial Results

SHENZHEN, China, August 15, 2008 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced its unaudited financial results for the second quarter of 2008, ended June 30, 2008.

Results for the Three Months Ended June 30, 2008

•

Net revenues increased 13.1% to RMB119.6 million ($17.4 million)[1] as sales of XLGB increased 16.0% from the first quarter of 2008. Revenue decreased 15.2% on a year over year basis. The year over year revenue performance reflects a 26.1% decline in Xianling Gubao (“XLGB”) sales, to RMB81.5 million ($11.9 million), and a 21.2% decline in sales of other core products excluding XLGB, to RMB13.2 million ($1.9 million). Guizhou LLF products contributed approximately 8.5% of second quarter net revenues.

•	Gross margin improved to 66.7% in the second quarter of 2008, compared with 65.9% in the same period of 2007 and 61.0% in the first quarter of 2008.

•

Tongjitang recognized approximately RMB9.1 million ($1.3 million) of share-based compensation expense in the second quarter of 2008. Please refer to the attached reconciliation of non-GAAP financial results for a year over year comparison excluding the impact of share-based compensation expenses for Tongjitang’s second quarter.

•	Net income was RMB7.9 million ($1.1 million), which yielded net income per ADS of RMB0.23 ($0.03), and net income per share[2] of RMB0.06 ($0.01).

Xiaochun Wang, Tongjitang’s Chief Executive Officer and Chairman, stated, “We are pleased that we demonstrated sequential improvement versus our first quarter, although we continue to be impacted by the counterfeit sales of ‘XLGB granules’ and we have already begun to counter the situation by initiating litigation. We also restructured our OTC sales team for XLGB sales and this caused some business disruption in the quarter even though we remain confident that our changes mean a stronger team and stronger results going forward.”

Financial Results for the Quarter Ended June 30, 2008

Net revenue for the second quarter was RMB119.6 million ($17.4 million), down 15.2% or RMB21.5 million, from RMB141.1 million in the same period of 2007, and up 13.1% from the first quarter of 2008. XLGB sales decreased 26.1% to RMB81.5 million ($11.9 million) in the second quarter of 2008, compared with RMB110.2 million in the second quarter of 2007. However, sales of XLGB increased 16.0% from RMB70.3 million in the first quarter of 2008. Revenue performance also reflects a 21.2%, or RMB3.5 million, decline in sales from the Company’s other core products, such as Moisturizing and Anti-itching Capsules, Zaoren and Dianbaizhu, to RMB13.2 million ($1.9 million) from RMB16.7 million in the prior year period.

1.	This announcement contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars as of and for the quarter ended June 30, 2008 were made at the noon buying rate on June 30, 2008 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserves Bank of New York, which was RMB6.8591 to USD1.00. Tongjitang makes no representation that the Renminbi or US dollar amounts referred to in this release could have been or could be converted into US dollars or Renminbi, as the case may be, at any particular rate or at all.
2.	All references to ‘shares’ are to our ordinary shares. Each of our American Depositary Shares, which are traded on the New York Stock Exchange, represents four ordinary shares.

Gross profit decreased 14.3% to RMB79.7 million ($11.6 million) in the second quarter of 2008 from RMB93.0 million in the second quarter of 2007. Gross margin was 66.7% in the second quarter of 2008, compared with 65.9% in the same period of 2007 and 61.0% in the first quarter of 2008. Tongjitang’s cost of revenues and gross margin were in line with management’s expectations, and reflect product mix in the second quarter as well as the price of barrenwort, which remained stable in the second quarter of 2008.

Operating income in the second quarter of 2008 was RMB9.1 million ($1.3 million) compared to RMB44.8 million in the second quarter of 2007. Operating costs include expenses that did not occur in the prior year period, including RMB9.1 million ($1.3 million) in share-based compensation expenses, as well as increased advertising, selling and marketing expenditure as the Company promoted newly acquired products, such as Guizhou LLF’s high margin products.

Net income was RMB7.9 million ($1.1 million), net income per ADS was RMB0.23 ($0.03), and net income per share was RMB0.06 ($0.01) per share in the second quarter of 2008. The Company’s net income per ADS and net income per share are based on a share count of 134.6 million. Excluding share-based compensation expenses, net income in the second quarter of 2008 would have been RMB17.0 million ($2.5 million), compared with RMB55.7 million in the prior year period.

Financial Results for the Six Months Ended June 30, 2008

For the six months ended June 30, 2008, revenues decreased 22.1% to RMB225.4 million ($32.9 million) from RMB289.4 million in the first six months of 2007. During this same time period, gross profit decreased 24.6% to RMB144.3 million ($21.0 million) from RMB191.3 million. Income from operations decreased 99.2% to RMB0.7 million ($0.1 million) from RMB91.2 million in the first six months of 2007, and net income decreased 80.8% to RMB19.8 million ($2.9 million), or RMB 0.15 ($0.02) per share, from RMB103.0 million, or RMB0.86 per share, in the first six months of 2007. Net income per ADS was RMB0.59 ($0.09) in the first six months of 2008, compared with net income per ADS of RMB3.46 in the first six months of 2007. On a year over year basis, weighted average number of shares outstanding for the first six months of 2008 increased 13.0% to 134.6 million.

Balance Sheet

As of June 30, 2008, the Company had cash and cash equivalents of RMB731.1 million ($106.6 million). This compares to RMB797.3 million as of March 31, 2008, and RMB772.3 million as of June 30, 2007.

Mr. Wang continued, “We remain optimistic about our long term growth prospects. We expect more revenue diversification, especially from growing contributions of higher margin products from Guizhou LLF, and we continue to believe that extending our core product lines and making viable acquisitions will work well for us in the long term.”

Business Update

•	Tongjitang’s Xiuwen plant returned to normal production levels two days after the earthquake that struck Central China.

•

Tongjitang has filed a lawsuit against Jilin Liaoyuan Yulongyadong Pharmaceutical (“Yulongyadong”) for violation of PRC Intellectual Property (“IP”) Protection laws. The action, filed on May 28, 2008 in Guiyang Intermediate People’s Court in China, seeks to prevent Yulongyadong from infringing upon the Company’s trademark by deliberately copying its product, Xianling Gubao.

•

Mr. Xiaochun Wang, Chairman of the Board of Directors and Chief Executive Officer of the Company, and Mr. Yongcun Chen, a director of the Company, have withdrawn their proposal to acquire all outstanding shares of the Company in a letter to the Board of Directors dated June 27, 2008.

•

Tongjitang filed the annual report on Form 20-F for the year ended December 31, 2007 with the Securities and Exchange Commission on June 30, 2008. This annual report on Form 20-F can be accessed via the investor relations section of the Company’s website at http://www.tongjitang.com.

Financial Outlook

The Company today provided its financial expectations for the remainder of the year 2008:

•	Revenue in the range of RMB530 million to RMB540 million; and

•	Gross margins sustainable at levels in the mid-60%.

Additionally, the Company expects to capitalize on incremental revenue opportunities not yet factored into the above guidance, including:

•	Acquisitions which enhance the Company’s product portfolio, brand leadership, revenue diversification and profitability;

•	Expansion of the sales and marketing network to distribute core products into new pharmacies and hospitals; and

•	New product roll outs from the Company’s product pipeline, which currently includes over 11 potential new products.

These forecasts reflect the Company’s current and preliminary view, which is subject to change.

About Non-GAAP Financial Measures

To supplement the Company’s unaudited consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles (“GAAP”), the Company also provides non-GAAP financial measures, non-GAAP net income and non-GAAP earnings per share, all of which exclude the share-based compensation expenses recorded under Statement of Financial Accounting Standards 123R, “Share-Based Payment”. The Company’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and allows the management team to better plan and forecast future periods, as the non-GAAP financial measures provide additional information to the investors. The non-GAAP information is not in accordance with GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for the GAAP results. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be significant recurring expenses in our business for the foreseeable future. Reconciliations of the Company’s non-GAAP financial data to the most comparable GAAP data are included at the end of this press release.

Conference Call

The Company will hold a conference call on August 15, 2008 at 8:00 am ET (8:00 pm Beijing/Hong Kong time). Listeners may access the call by dialing the following numbers: Northern China toll free: +10-800-714-0970, Southern China toll free: +10-800-140-0945, Hong Kong toll free: +800-965-503, United States toll free: +1-888-254-3598 and International: +1-913-312-0968. Listeners may access the replay through August 22, 2008 by dialing the following numbers: United States toll free: +1-888-203-1112, and International: +1-719-457-0820, Password: 4234581. An audio webcast of the call will also be available through the Company’s website at www.tongjitang.com.

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

Safe Harbor Statement

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from those described in the forward-looking statements in this press release. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following:

our growth strategy; our future business development, results of operations and financial condition; our heavy dependence on the success of Xianling Gubao; our ability to market Xianling Gubao to hospitals and to retail pharmacies; the retail prices of our principal products’ being subject to price control by the government authorities in China; our products’ inclusion in national and provincial medical catalogs of the National Medical Insurance Program in China; our ability to obtain approval from the State Food and Drug Administration in China to convert a provisional national production standard of our principal products to a national final production standard; our ability to continue having the exclusive production rights for our products; our ability to further improve our barrenwort extraction efficiency; our ability to obtain manufacturing or marketing approval for our future products; our dependence on a limited number of distributors for a significant portion of our net revenues; our ability to protect our intellectual property rights and defend infringement or misappropriation claims by third parties; intense competition in the pharmaceutical market in China; the supply of quality medicinal raw materials; and uncertainties with respect to the legal system in China. Further information regarding these and other risks is and will be included in our registration statement on Form F-1. our annual report on Form 20-F and other documents filed and to be filed with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

CONTACT

Ashley M. Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)

Tongjitang Chinese Medicines Company

Reconciliation of GAAP to Non-GAAP

(In thousands, except share and per share data)

	Second Quarter Ended June 30			Half Year Ended June 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
GAAP net income	55,719	7,883	1,149	103,009	19,759	2,882
Share-based compensation expenses (Note 2)	—	9,094	1,326	—	18,416	2,685

Non-GAAP net income	55,719	16,977	2,475	103,009	38,175	5,567

GAAP earnings per share
Ordinary shares
-Basic	0.42	0.06	0.01	0.86	0.15	0.02
-Diluted	0.42	0.06	0.01	0.86	0.15	0.02

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	0.86	N/A	N/A

Non-GAAP earnings per share
Ordinary shares
-Basic	0.42	0.13	0.02	0.86	0.28	0.04
-Diluted	0.42	0.13	0.02	0.86	0.28	0.04

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	0.86	N/A	N/A

Shares used in computation of GAAP / Non-GAAP earnings per share
Ordinary shares
-Basic	133,693,008	134,588,513	134,588,513	114,781,452	134,586,618	134,586,618
-Diluted	133,693,008	134,588,513	134,588,513	114,781,452	134,586,618	134,586,618

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	4,333,655	N/A	N/A

(Note 1)

The condensed consolidated financial statements and the related amounts of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8591 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

Share-based compensation expenses recorded in accordance with SFAS 123R are as follows:

	Second Quarter Ended June 30			Half Year Ended June 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note 1)			(Note 1)
General and administrative expenses	—	9,094	1,326	—	18,416	2,685

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except share and per share data)

	Second Quarter Ended June 30			Half Year Ended June 30
	2007	2008	2008	2007	2008	2008
	RMB	RMB	US$	RMB	RMB	US$
			(Note)			(Note)
Net revenues	141,073	119,607	17,438	289,395	225,389	32,860
Cost of revenues	48,079	39,873	5,813	98,132	81,131	11,828

Gross profit	92,994	79,734	11,625	191,263	144,258	21,032
Advertising expenses	(20,446)	(26,035)	(3,796)	(45,523)	(43,425)	(6,331)
Other selling and marketing expenses	(13,829)	(18,029)	(2,628)	(26,923)	(43,275)	(6,309)
General and administrative expenses	(11,519)	(24,342)	(3,549)	(23,474)	(50,930)	(7,425)
Research and development expenses	(2,798)	(2,595)	(378)	(4,900)	(6,607)	(963)
Other operating income	384	360	52	728	722	105

Income from operations	44,786	9,093	1,326	91,171	743	109
Other income (expenses):
Interest income	9,477	3,312	483	11,608	8,346	1,217
Interest expense	(2,267)	(4,793)	(699)	(4,637)	(8,215)	(1,198)
Government grants	3,794	2,042	298	4,754	4,329	631
Investment income (loss)	249	(460)	(67)	249	(1,059)	(154)
Other income, net	33	1,141	166	212	19,014	2,772

Income before income taxes and minority interest	56,072	10,335	1,507	103,357	23,158	3,377
Provision for income taxes	(361)	(2,495)	(364)	(361)	(3,528)	(514)
Minority interest, net of taxes	8	43	6	13	129	19

Net income	55,719	7,883	1,149	103,009	19,759	2,882

Earnings per share
Ordinary shares
-Basic	0.42	0.06	0.01	0.86	0.15	0.02
-Diluted	0.42	0.06	0.01	0.86	0.15	0.02

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	0.86	N/A	N/A

Shares used in computation of earnings per share
Ordinary shares
-Basic	133,693,008	134,588,513	134,588,513	114,781,452	134,586,618	134,586,618
-Diluted	133,693,008	134,588,513	134,588,513	114,781,452	134,586,618	134,586,618

Ordinary shares classified as mezzanine equity-basic and diluted	N/A	N/A	N/A	4,333,655	N/A	N/A

(Note)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8591 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

Tongjitang Chinese Medicines Company

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except share data)

	Dec. 31 2007	Mar. 31 2008	Jun. 30 2008	Jun. 30 2008
	RMB	RMB	RMB	US$
				(Note 1)
ASSETS
Current assets:
Cash and cash equivalents	797,755	797,281	731,054	106,582
Short-term bank deposit	—	50,000	80,000	11,663
Notes receivable	48,959	35,413	31,766	4,631
Accounts receivable, net of allowance for doubtful accounts	272,562	267,433	275,736	40,200
Amount due from a related party	535	535	535	78
Amount due from a director	—	—	17,871	2,605
Amounts due from former shareholders of a subsidiary	—	—	658	96
Inventories	76,194	82,063	92,917	13,547
Trading securities	2,797	2,106	1,602	234
Prepaid advertising expenses	9,334	24,829	15,081	2,199
Other prepaid expenses and current assets, net of allowance for doubtful accounts	7,776	37,557	23,819	3,473

Total current assets	1,215,912	1,297,217	1,271,039	185,308
Property, plant and equipment, net	155,849	157,478	172,896	25,207
Land use rights, net	18,739	18,649	28,969	4,223
Deposits for acquisition of property, plant and equipment, and intangible assets	11,197	6,587	29,736	4,335
Acquired intangible assets, net (Note 2)	90,018	90,684	102,217	14,902
Goodwill (Note 2)	—	—	28,210	4,113
Long-term prepaid expenses	333	—	—	—
Deferred tax assets	2,007	2,013	2,016	294

Total assets	1,494,055	1,572,628	1,635,083	238,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	89,100	134,100	148,100	21,592
Accounts payable	18,009	19,304	20,621	3,006
Amounts due to related parties	1,893	1,872	1,332	194
Amounts due to former shareholders of a subsidiary	—	—	8,750	1,276
Accrued expenses and other current liabilities	57,810	44,768	99,648	14,528
Income taxes payable	3,080	4,260	727	106

Total current liabilities	169,892	204,304	279,178	40,702
Long-term bank loans	74,000	124,000	107,000	15,600
Deferred tax liabilities	12,955	12,711	15,000	2,187

Total liabilities	256,847	341,015	401,178	58,489

Minority interest	632	546	503	73

Shareholders’ equity	1,236,576	1,231,067	1,233,402	179,820

Total liabilities and shareholders’ equity	1,494,055	1,572,628	1,635,083	238,382

(Note 1)

The condensed consolidated financial statements of Tongjitang Chinese Medicines Company are stated in Renminbi (“RMB”). The translation of RMB amounts as of and for the period ended June 30, 2008 into United States dollar (“US$”) is included solely for the convenience of readers and has been made at the rate of RMB6.8591 to US$1.00, which is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York at June 30, 2008. Such translations should not be construed as representations that RMB amounts could be converted into US$ at that rate or any other rate.

(Note 2)

We are in the process of obtaining third-party valuations of certain identifiable intangible assets for the acquisitions we completed in the second quarter of 2008 and hence the net book value for intangible assets and goodwill is preliminary and subject to revision once we complete the valuation exercise.

Exhibit 99.2

Tongjitang Chinese Medicines Company Announces CFO and Director Resignation

SHENZHEN, China, August 15, 2008 (BUSINESS WIRE) – Tongjitang Chinese Medicines Company (NYSE: TCM), a leading specialty pharmaceutical company focusing on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China, today announced that Mr. Shaolan Wang resigned as the chief financial officer and a director of the Company on August 12, 2008 due to personal health reasons. The Company appointed Eric Chan, Tongjitang’s financial controller, as interim chief financial officer and is beginning a search for a new chief financial officer.

Xiaochun Wang, Tongjitang’s chief executive officer and chairman of the board of directors, stated, “I’d like to thank Mr. Shaolan Wang for his dedication and contribution to Tongjitang over the years since the inception of the company and wish him all the best in the future.”

About Tongjitang Chinese Medicines Company

Tongjitang Chinese Medicines Company, through its operating subsidiaries Tongjitang Pharmaceutical, Tongjitang Distribution, Tongjitang Chain Stores, and Tongjitang Planting, is a vertically integrated and profitable specialty pharmaceutical company focused on the development, manufacturing, marketing and selling of modernized traditional Chinese medicine in China. Tongjitang’s principal executive offices are located in Shenzhen, China.

Tongjitang’s flagship product, Xianling Gubao, is the leading traditional Chinese medicine for the treatment of osteoporosis in China as measured by sales in Renminbi. In addition to Xianling Gubao, the Company manufactures and markets 18 other modernized traditional Chinese medicine products and 38 western medicines. Please visit www.tongjitang.com for more information.

CONTACT

Ashley M. Ammon or Christine Duan

Integrated Corporate Relations, Inc.

203-682-8200 (Investor Relations)